Filed by Sirius International Insurance Group, Ltd.

(SEC File No. 001-38731) pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Sirius International Insurance Group, Ltd.

(SEC File No. 001-38731)

On August 17, 2020, Sirius International Insurance Group, Ltd. (the “Company”) made available on its website an investor presentation (the “Investor Presentation”) related to the proposed business combination of the Company and Third Point Reinsurance Ltd., first announced August 6, 2020. The Investor Presentation is set forth below in its entirety.

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SiriusPoint: Well - Positioned to Capitalize on Market Opportunity August 2020

Disclaimer

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about the future financial condition, results of operations and operating activities of Sirius International Insurance Group, Ltd. (the "Company" and, together with its subsidiaries, "Sirius Group"). Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "target," "continue," "could," "may," "might," "will," "possible," "potential," "predict," "should," "would," "seeks," "likely" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations of the management of the Company and speak only as of the date of this presentation. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. The general factors that could cause actual results or performance to be materially different from those expressed or implied include, without limitation, the following: (1) the satisfaction or waiver of the conditions precedent to the consummation of the proposed merger transaction involving the Company, Third Point Reinsurance Ltd. ("TPRE") and a wholly owned subsidiary of TPRE, including, without limitation, the receipt of shareholder and regulatory approvals (including approvals, authorizations and clearance by antitrust authorities and insurance regulators necessary to complete such proposed merger transaction) on the terms desired or anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of such proposed merger transaction); (2) unanticipated difficulties or expenditures relating to such proposed merger transaction; (3) risks relating to the value of the TPRE common shares to be issued in such merger transaction; (4) unanticipated negative reactions of rating agencies in response to such proposed merger transaction; (5) disruptions of the Company's and TPRE's current plans, operations and relationships with third persons caused by the announcement and pendency of such proposed merger transaction, including, without limitation, the ability of the combined company to hire and retain any personnel; (6) legal proceedings that may be instituted against the Company and TPRE following announcement of such proposed merger transaction; and (7) those factors listed in annual, quarterly and periodic reports filed by the Company and TPRE with the SEC, whether or not related to such proposed merger transaction. Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Except to the extent required by applicable law or regulation, Sirius Group undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

Where to Find Additional Information

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation is being made in respect of the proposed merger transaction involving the Company, TPRE and a wholly owned subsidiary, among other things. The proposed merger transaction will be submitted to the shareholders of each of the Company and TPRE for their consideration, and TPRE will file a registration statement for the securities to be issued in the merger transaction. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to the shareholders of the Company and the shareholders of TPRE. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND/OR TPRE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of the Company and TPRE, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the "Investor Relations" section of the Company's website located at http://www.siriusgroup.com or by contacting the Company's Investor Relations Department at (212) 312-2525 or Investor.Relations@siriusgroup.com. Copies of the documents filed with the SEC by TPRE will be available free of charge under the "Investors" section of TPRE's website located at http://www.thirdpointre.com or by contacting TPRE's Investor Relations Department at (441) 542-3333 or investorrelations@thirdpointre.bm.

Participants in the Solicitation

The Company and TPRE, and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2019 annual general meeting of shareholders, which was filed with the SEC on April 5, 2019, its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 5, 2020, as amended by Amendment No. 1 to its annual report on Form 10-K filed with the SEC on April 21, 2020, and information about the directors and executive officers of TPRE is set forth in its proxy statement for its 2020 annual general meeting of shareholders, which was filed with the SEC on April 27, 2020, and its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 28, 2020, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-GAAP Financial Information

This presentation may also contain non-GAAP financial information. Management the Company and TPRE use this information in their respective internal analyses of results and believe that this information may be informative to investors in gauging the quality of their respective performance, identifying trends in their results and providing meaningful period-to-period comparisons. For additional information regarding these non-GAAP financial measures, including any required reconciliations to the most directly comparable financial measure calculated according to GAAP, see the Appendix.

Sirius Group

THIRD POINT RE

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Executive Summary

SiriusPoint: a stronger global (re)insurer

- On March 27th Sirius Group launched the sales process to resolve ownership issues that limited its financial flexibility and drove recent adverse rating actions
  - Third Point Reinsurance Ltd. (TPRe) has been focused on transforming to reach consistent underwriting profitability and has been considering inorganic strategies
- Sirius Group and TPRe merger expected to create a strong global, diversified (re)insurance franchise
  - Rebranding to SiriusPoint, Ltd.
  - Resolves CMIG ownership overhang
- Minimal overlap of business lines / Long history of dialogue between the companies
- Investment strategy will follow traditional (re)insurance company framework employed by Sirius with ability to benefit from Third Point LLC's specialized investment and asset class expertise
- Pro forma business expected to have lower volatility and improved business profile

Sirius Group

THIRD POINT RE 3

Transaction Consideration for Sirius Shareholders • Sirius shareholders will have the ability to elect one of three options • CMIH has agreed to elect option #3 and has agreed to a 9.9% voting cap and lock - up agreement 4 (1) Subject to +/ - 5% collar.

SiriusPoint: Well positioned for success • Enhanced scale and underwriting capabilities, well - positioned for profitable growth • Strong pro forma financial performance and capitalization with further ability to reposition risk profile • Proven management team with focus on underwriting profitability • Independent Governance: CMIH will own approximately 36% (1) / 39% (2)(3) of the combined business and has agreed to a 9.9% voting cap • Underwriting Focus: opportunity to refocus underwriting strategies in key U.S., European and UK (re)insurance markets with product capabilities and relationships in A&H, property, liability and specialty lines • Enhanced Investment Capabilities: combined company will leverage Sirius’ existing governance, ERM and investment framework and Third Point LLC’s investment expertise for the combined asset base 5 Strategic transformation supports re - rating of stock Merger expected to create a diversified and independent company with an attractive business profile backed by a strong balance sheet (1) Based on pro forma basic shares outstanding. (2) Based on pro forma diluted shares outstanding (includes Series A preference shares). (3) Percentages assume Sirius shareholders other than CMIH elect to receive option 2 (cash and stock consideration) in the merger.

Proven Management Team With Shared Values

Management team will have enhanced depth, a heritage of underwriting, and a proven track record

- Chairman and CEO: **Siddhartha (Sid) Sankaran** – former AIG CFO and Chief Risk Officer, and Oscar Health CFO
- Vice Chairman: **Steve Fass** – former Sirius Chairman and CEO and former Third Point Re Lead Independent Director
- Senior Underwriting Role: **Dan Malloy** – current Third Point Re CEO

Board will comprise individuals with deep industry and business experience

- All members of the current TPRe Board
- One representative of CMIH from the Sirius Board: **Peter Tan**
- One director from the Sirius Board who is not associated with CMIH: **Rachelle Keller**

Significant underwriting talent across the enterprise

- Global employee specialists with decades of experience and expertise
- Two dedicated Managing General Underwriters ("MGUs") in accident and health vertical – "sticky" relationships that are profit-aligned

	**Monica Cramér-Manhem** *President, Global Reinsurance (Sirius)*	• Tenure at Sirius: 33 • Relevant Experience: 33
	**Neal Wasserman** *President, Global Runoff Solutions (Sirius)*	• Tenure at Sirius: 19 • Relevant Experience: 33
	**Jan Onselius** *Chief Underwriting Officer, Global Reinsurance (Sirius)*	• Tenure at Sirius: 36 • Relevant Experience: 36
	**Warren Trace** *President, North America Reinsurance (Sirius)*	• Tenure at Sirius: 36 • Relevant Experience: 41
	**Stuart Liddell** *Global Head of Life, A&H (Sirius)*	• Tenure at Sirius: 16 • Relevant Experience: 29
	**Dan Wilson** *President, U.S. Specialty (Sirius)*	• Tenure at Sirius: 23 • Relevant Experience: 33

	**Dan Malloy** *TPRe CEO*	• Tenure at TPRe: 8 • Relevant Experience: 39
	**David Drury** *EVP, Global Head of Property Catastrophe Reinsurance (TPRe)*	• Tenure at TPRe: 2 • Relevant Experience: 30
	**Tracey Gibbons** *SVP, Underwriting (TPRe)*	• Tenure at TPRe: 1 • Relevant Experience: 34
	**David Govrin** *President (TPRe)*	• Tenure at TPRe: 3 • Relevant Experience: 30
	**Amanda Kasala** *SVP, Senior Underwriter, Bermuda (TPRe)*	• Tenure at TPRe: 7 • Relevant Experience: 28
	**Clare Himmer** *Marketing Director (TPRe)*	• Tenure at TPRe: 7 • Relevant Experience: 28

Deal structure includes retention mechanisms to ensure a committed leadership team

Sirius Group

THIRD POINT RE

6

Financially Attractive Transaction For Shareholders 7 Financial Drivers Expected Financial Impact Continued outperformance on investment portfolio x x x x Offers opportunity to capitalize on hardening market Earnings drivers Capital drivers Diversified lines of business expected to create capital synergies Potential to further optimize combined cat portfolio Optimize business mix x Accretive to EPS Accretive to Return on Equity Limited BV dilution Anticipate l ess than 30% leverage at close Modest TBV multiple required to breakeven

SiriusPoint combines the individual strengths of Sirius Group and Third Point Re into a Strong Global (Re)insurer

Focus Area	Sirius	TPRE	SiriusPoint
Business History	• Long-standing global (re)insurer with a 75+ year track record	• Transitioning to specialty reinsurer – Q1 2020 was first underwriting profit since inception despite impacts from COVID	✓ Leverage global presence and long-standing relationships with clients and brokers ✓ 75-year history with roots dating back to 1945 ✓ Increased depth of management team
Diversified Ownership & Independent Governance	• Independent Board of Directors • Insulation from CMIH recently tested	• Independent Board of Directors • Strong relationship with Third Point LLC (TP LLC)	✓ Independent Board of Directors; Sid Sankaran becoming Chairman and CEO ✓ CMIH voting capped at 9.9% ✓ Restructured investment advisor relationship
Underwriting	• Unique franchise, experienced team taking portfolio actions to restore superior long-term profitability	• Successfully shifted strategy from low volatility float oriented underwriting approach towards higher margin property and specialty lines	✓ Robust platform and very experienced, professional, transparent and service-oriented staff with lead market capabilities ✓ Diversified platform across global (re)insurance markets
Strong Capitalization	• Historically strong capitalization	• Strong capitalization	✓ AAA capital
Financial Flexibility	• Minimal public float • Ownership overhang, preventing access to capital markets	• Access to capital markets • $500mm of float with diversified institutional investor base	✓ Publicly-traded company with a diversified investor base and meaningful public float ✓ Greater access to capital markets to support growth ✓ Combined entity will be backed by a strong balance sheet with combined total capital in excess of $3.5 billion
Investment Management	• Total return orientation • Dedicated internal team focused on prudent investing	• Reduced investment risk as underwriting strategy assumed increased risk • Leverages partnership with TP LLC	✓ Diversified investment management approach ✓ Leverage Third Point LLC capabilities to enhance return within Sirius Group's regulatory, capital and risk frameworks
Relevance with Key Constituents	• 75 Year history with long term relationships • Governance and ratings overhang are a meaningful concern with constituents	• Strong relationships with select partners • Concerns from rating agencies over the business profile and operating performance	✓ Global (re)insurance company that brings meaningful capacity and product capabilities for clients with strong risk management, compliance & capital ✓ Responsive to the concerns expressed by rating agencies around governance, business profile, operating performance and investment volatility

Sirius Group
THIRD POINT RE
8

Investment Portfolio Expected to Provide Industry-Leading Investment Returns

- Third Point LLC will be a strategic partner to SiriusPoint on portfolio allocation. It will manage assets directly under the direction of SiriusPoint, and will likely utilize sub-advisors to manage the majority of the portfolio

Q2'20 Sirius Group	Expected SiriusPoint


Other long-term 10.0%
Cash 5.6%
Short-term 28.4%
Fixed Income 51.9%
Equity Securities 4.1%
TPE and Alternatives 26.0%
Fixed Income and Collateral [1] 74.0%

Total: $3.7bn **Total: $6.1bn**

(1) Includes cash and cash equivalents (including restricted cash).

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Established Global Network, Local Presence (Re)insurance franchise • Long - standing relationships and track record of underwriting profitability • Diverse businesses, scalable with larger underwriting platform • Proportional retrocession program with sidecar - like economics US Specialty business growth • Proven teams • Data - enabled small - commercial business 10 Sirius expands: x Underwriting capabilities x Geographic footprint x Product offerings Singapore San Francisco, CA Glastonbury, CT New York, NY Bermuda Miami, FL Baltimore, MD Berwyn, PA Toronto Indianapolis, IN London Cardiff Liège Hamburg Zurich Stockholm Hong Kong Labuan Sydney Accident & Health vertical platform • Decades of market leadership and performance • Two in - house Managing General Underwriters (MGUs) • Sticky relationships with MGUs that are profit - aligned with Sirius • Unique opportunities for growth Global Solutions and Run - off • Strong market presence with attractive long - term IRR

Attractive Diversified Specialty ( Re)insurance Franchise With Significant Growth Potential 11 (1) Includes Property cat. excess (re)insurance and Other Property. (2) Includes Global (re)insurance (excluding Property cat. excess (re)insurance and Other Property) and U.S. Specialty. (3) Includes Retroactive (re)insurance contracts. 2Q’20 LTM GPW Property 1 36% Specialty & Casualty 2 28% Accident & Health 32% Runoff 4% 71% 29% $1.9bn Property 30% Specialty 29% Casualty 24% Retroactive reinsurance contracts 16% 100% $ 0.6bn Insurance (Re)insurance Specialty & Casualty 34% Accident & Health 24% Runoff & Other 3 6% Property 35% Expected SiriusPoint 78% 22% $2.5bn

Strong Pro Forma Capitalization With Increased Scale 12 Larger capital base and broader product offering that are more attractive to customers and shareholders (1) As of 3/31/2020 or Q1’20 LTM (2) Excludes Other segment; (3) Showing non - life GPW only; (4) Showing (re)insurance segment only ( TransRe ); (5) As of 12/31/2019 or FY2019; (6) Excludes transaction adjustments; (7) As of FY2019 including $500mm equity raise on 6/10/2020 and $300mm debt raise on 6/18/2020 $14.5 $9.9 $9.1 $8.2 $7.7 $6.3 $3.3 $2.9 $2.1 $1.9 $1.9 $1.7 $1.5 $9.8 $8.8 $6.8 $5.5 $5.4 $5.0 $3.4 $3.2 $2.5 $1.9 $0.8 $0.8 $0.6 GPW (LTM) Tangible capital SiriusPoint 4 3 5 5 2 SiriusPoint 6 5 7 $bn 1 1

Board Governance

- Board of Directors of SiriusPoint at closing to include:
  - The current members of the TPRe board
  - Chairmanship of TPRe to transition to Mr. Sid Sankaran as of signing
  - 1 non-CMIH director (Rachelle Keller) from the Sirius Board
  - 1 CMIH representative (Peter Tan) at closing in the class which has the longest remaining tenure
  - CMIH will have a right to appoint an observer for so long as it holds at least 9.9% of the issued and outstanding shares of SiriusPoint
  - Third Point LLC will retain its observer right
- Independent Board and Committees to oversee investments and ERM
  - Audit & risk management, compensation, and nominating & corporate governance committees to be comprised of independent directors in accordance with NYSE listing requirements
- CM Bermuda and Affiliates
  - Voting rights will be capped at 9.9% of the issued and outstanding shares of SiriusPoint
  - Has agreed to lockup and standstill provisions and will not have consent rights

Board structure ensures SiriusPoint independence from major shareholders and an arms-length relationship with Third Point LLC

Sirius Group
THIRD POINT RE 13

Transaction Overview

- Third Point Reinsurance Ltd. ("TPRe") will acquire 100% of Sirius International Insurance Group, Ltd. ("Sirius") for $788mm[1], comprised of a mix of stock, cash, and other contingent value component. Transaction value represents ~80% of Sirius's Q2'20 TBV[1]
    - Number of TPRe common shares issued to Sirius shareholders based on exchange ratio of 0.743x.
- Transaction structured to provide alignment of interests in the success of the company for all parties
    - Sirius shareholders will have the ability to elect one of three options:
        1. $9.50 in cash per share
        2. TPRE shares plus 2-year CVR which, taken together, guarantees that on the second anniversary of the closing date the electing shareholder will have received equity and cash of at least $13.73 per share on that date
            - Share based awards for management align long-term incentives
        3. i.) cash, ii.) TPRe shares, iii.) Series A preference shares, iv.) 5-year warrants and v.) upside right
            - CMIH has agreed to elect option #3 and has agreed to a 9.9% voting cap and lockup agreement
            - Series A preference shares provide protection for respective shareholders from adverse COVID-19 reserve development
- SiriusPoint will continue to evaluate the capital markets for opportunities to optimize our capital structure
- Existing excess cash and $125mm bridge loan commitment provide funding for cash consideration and other redemptions as required. $50mm equity commitment by Dan Loeb further supports the transaction
- Approvals and Timing
    - Subject to shareholder approvals and customary regulatory approvals
    - Expected closing in Q1'21

Sirius Group

(1) **Assumes all minority investors elect option 2** at $13.73 of value and CMIH elects option 3 based on 0.743x and TPRe share price of $8.15 (excludes warrants and upside right as both are out of the money).

THIRD POINT RE

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Appendix 15

Diverse Shareholder Base with Greater Access to Capital Markets Increases Financial Flexibility 16 Sirius TPRE Expected SiriusPoint (1) CMIH 96% Minority Shareholders 4% BlackRock 13% Daniel Loeb 9% Vanguard 9% Other shareholders 69% CMIH (2) 36% Daniel Loeb 9% BlackRock 8% Vanguard 5% Other Shareholders 42% CMIH has agreed to a customary lock - up following closing Note: Market data as of 6/19/2020; Ownership presented on a basic common shares basis. (1) Percentages assume Sirius shareholders other than CMIH elect to receive option 2 (cash and stock consideration) in the merger. (2) CMIH voting cap at 9.9%.